The Flip Side



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

Things have not gone according to plan, neither for us nor for anyone else in this space. Nearly 20,000 jobs were eliminated across the traditional media industry in 2023, including at the Washington Post, Condé Nast, and Vice Media Group. In the world of social media, two seemingly promising Twitter-alternatives (Pebble and Artifact) have come and gone. We're immensely proud of the fact that we've not only survived but continued to level up and expand our product offerings during these uncertain times.

We need your help!

Our runway is rapidly dwindling. We're trying to answer a billion dollar question (how to have political conversations online without devolving into chaos or trolls) with less than a million dollars raised to date. We're confident the new version of The Flip Side Forum goes a long way towards answering that question, but we need a cash infusion ASAP to continue operating without interruption.

Sincerely,

Annafi Wahed

CEO











How did we do this year?

REPORT CARD

B+

☺ The Good

- The new version of The Flip Side Forum is live! We're already seeing dozens of views and several new comments per day
- We have a new tech lead, Matt Harris, who has experience with Twitter and other tech startups
- We've revamped our Premium membership to be bigger and better than ever

☹ The Bad

- Our CTO quit in August 2023, which delayed much of our tech development
- We've been unsuccessful in raising additional funding, and our runway is limited
- Growth in premium membership has not met our expectations

2023-24 At a Glance

Fiscal Year Ends November 30

$$$$

$106,846 [42%]
Revenue

-$275,088
Net Loss

IOU!

$12,007 +109%
Short Term Debt

$392,453
Raised in 2023-24

$32,618
Cash on Hand
As of 03/15/24

INCOME BALANCE NARRATIVE

Revenues
Profit
US$183,215



US$106,846

-US$32,908

-US$275,088

2022   2023

Net Margin: -257%   Gross Margin: 0%   Return on Assets: -221%   Earnings per Share: -$0.16   Revenue per Employee: $53,423

Cash to Assets: 99%   Revenue to Receivables: 48,531   Debt Ratio: 10%

TFS_GAAP_2022-2023.pdf

We ❤ Our 639 Investors

Thank You For Believing In Us

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Thank You!

From the The Flip Side Team



Annafi Wahed

CEO

CFA by trade, Annafi's peppered a career in management consulting with stints at the FDIC, working on Hillary's campaign, and rubbing shoulders with Democrats and...



Christopher Beland

CTO

MIT grad, combining Computer Engineering with Science, Technology and Society. Enjoys using his skills to solve social problems. He has done this at man...



Jihan Varisco

COO

Masters Degree in public policy from the University of Chicago and a career built within state government. Interested in applying insights from behavioral economic...



Angela Cho

Adviser

Founder of Function Labs, a growth marketing agency and creative collaborative in NYC. The team has helped...



Allison Lee Pillinger Choi

Adviser

Full-time mom to two preschoolers and writes on right-of-center politics/policy. She is the author of Bleeding...



Joe Vigliotti

Cartoonist and Contributor

Writer who is serving his second term as a City Councilman for Taneytown, Maryland. He is a graduate of Mount Saint Mary'...



Spenser Dopp

Spencer Depp

Contributing Writer

Bachelor's degree from Ohio University's Scripps School of Journalism with specialization in classics and world religions....

Details

The Board of Directors

Director	Occupation	Joined
Annafi Wahed	CEO of TFS, Inc @ TFS, Inc	2017

Officers

Officer	Title	Joined
Annafi Wahed	CEO	2017
Jihan Varisco	COO	2017

Voting Power

Holder	Securities Held	Voting Power
Annafi Wahed	1,466,700 Common Stock	85.4%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2019	$500,000	Preferred Stock	Section 4(a)(2)
05/2020	$28,700		Other
02/2023	$267,453		4(a)(6)
02/2023	$125,000	Safe	Section 4(a)(2)
03/2024	$55,448		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Celtic Bank Corporation	05/21/2020	$28,700	$0	1.0%	05/21/2022	
Citibank	03/01/2024	$55,448	$5,090	0.0%	03/27/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	400,000	250,000	Yes
Common Stock	10,000,000	1,466,700	Yes

Warrants: 0

Options: 783

Form C Risks:

TFS Forum will be competing with massive tech companies which may take steps to avoid competition including by attempting to duplicate our model.

America is currently very divided politically and because we intend to create a platform which is not an echo-chamber of ideas, it is possible that we will have difficulty getting traction among users who are committed to partisanship and/or their own echo chambers.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the

Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

The Company has made certain assumptions about the media marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The media market is intensely competitive and sensitive to national and regional economic conditions. Demand for our products may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, and salary and wage levels.

Annafi Wahed, the Company's co-founder and CEO, currently owns over 50% of the Company's outstanding equity. She is currently the Company's sole member of its Board of Directors, and therefore has significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the

the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will

correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TFS, Inc

Delaware Corporation
Organized December 2017
2 employees
22 High Pine
Glen Cove NY 11542 https://www.theflipside.io/

Business Description

Refer to the The Flip Side profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Flip Side is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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